Exhibit 1

Media Relations Daniel Suárez +57 (1) 603-9079 daniel.suarezm@cemex.com	Investor Relations Patricio Treviño +57 (1) 603-9823 patricio.trevinog@cemex.com

CEMEX LATAM HOLDINGS REPORTS

SECOND QUARTER 2014 RESULTS

BOGOTÁ, COLOMBIA, JULY 17, 2014 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that its consolidated net sales reached US$441 million during the second quarter of 2014, an increase of 2% versus the second quarter of 2013. Operating EBITDA declined by 14% during the second quarter of 2014 reaching US$142 million compared to the same quarter in 2013, mainly due to scheduled maintenance works.

Carlos Jacks, CEO of CLH, said, “We are pleased with the continued positive volume trend in markets like Colombia and Nicaragua, where we reached a new sales volume record in our cement and aggregates operations. In fact, in Colombia we have reached a new cement volume record in each of the past 5 quarters.”

CLH’s Financial and Operational Highlights

•	The increase in consolidated net sales during the second quarter of 2014 is explained by higher sales in Colombia. Adjusting for working days, net sales in Colombia have increased by double-digit rates for the past four quarters.

•	Compared to the first quarter of 2014, operating EBITDA margin in the second quarter of 2014 in Panama and Costa Rica increased by 3.9 and 4.3 percentage points, respectively.

•	On a consolidated basis, as of the end of the second quarter of 2014, there were close to 350 distributors affiliated to the Construrama network, out of which close to 250 stores are already in operation.

•	Free cash flow during the first six months of 2014 reached US$130 million, representing an increase of 4% compared to the same period a year ago.

Carlos Jacks, added, “In light of the strong volume performance during the first six months of 2014 we are increasing our full-year volume expectations in some of our markets. During the second half of 2014, under our housing solutions initiative, we will participate mainly in Colombia in the construction of about 12,000 houses, which should also contribute to higher demand for our products.”

Consolidated Corporate Results

During the second quarter of 2014, controlling interest net income reached approximately US$67 million.

Net debt decreased to US$1,178 million as of the end of the second quarter 2014.

Geographical Markets Highlights

During the second quarter of 2014 operating EBITDA in Colombia decreased by 14% to US$88 million versus US$103 million in the second quarter of 2013, with a year-over-year increase of 9% in net sales reaching US$260 million.

In Panama, operating EBITDA decreased by 17% to US$34 million during the second quarter of 2014, compared to the second quarter of 2013. Net sales reached US$73 million in the second quarter of 2014, a decline of 11% compared to the same period in 2013.

In Costa Rica, operating EBITDA reached US$19 million during the second quarter of 2014, declining by 4% compared to the same period a year ago. Net sales decreased by 4% to US$41 million, compared to the second quarter of 2013.

In the Rest of CLH net sales in the second quarter of 2014 reached US$73 million. Operating EBITDA in the second quarter of 2014 decreased by 1%, versus the comparable period in 2013, reaching US$21 million.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable service to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to encourage the development of the countries where it operates through innovative building solutions that foster well-being.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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